MMA SECURITIES LLC
(An Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)
SEC ID No. 8-50591

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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This report is filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of MMA Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MMA Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 19, 2021

We have served as the Company's auditor since 2015.

MMA SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 10,944,106
Receivable from affiliates	12,395,290
Fees and commissions receivable (net of allowance for doubtful accounts)	6,033,021
Prepaid expenses	497,253
TOTAL ASSETS	**$ 29,869,670**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to affiliates	$ 3,018,803
Accounts payable and accrued expenses	322,598
Total liabilities	3,341,401
MEMBER'S EQUITY:	26,528,269
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 29,869,670

See notes to financial statement

MMA SECURITIES LLC
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

1. NATURE OF BUSINESS

MMA Securities LLC (the "Company") is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Company's sole member is Marsh Insurance & Investments LLC ("MIIL"). The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is also a licensed insurance agency in most states in the United States.

The Company provides the following services:

- Retirement and executive benefits consulting services to qualified and non-qualified benefits plans;
- Sale of mutual funds and variable products to individual and institutional customers.

The Company does not hold customer securities or customer funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statement is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). The Company has performed its evaluation of subsequent events through the issuance date of the financial statement. Based upon such evaluation, no events were discovered that required disclosure or adjustment to the financial statement.

Use of Estimates - The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fair Value of Financial Assets and Liabilities - Substantially all of the Company's financial assets are carried at fair value or contracted amounts which approximate fair value. The Company's financial liabilities, such as payables, are recorded at amounts approximating fair value.

Cash and Cash Equivalents - Cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Company's cash equivalents approximates their carrying value due to their short-term nature. All of the cash and cash equivalents are held in one major financial institution.

Allowance for Credit Losses on Accounts Receivable - On January 1, 2020, the Company adopted the new guidance on the impairment of financial instruments. The Company's policy for providing an allowance for credit losses ("CECL") on its accounts receivable is based on management's best estimate of amounts that will be uncollectible primarily based on the Company's historical experience of collections in its various businesses or other events that may affect the net realizable value of the receivables.

3

An analysis of the allowance for credit losses for the year ended December 31, 2020 is provided below. Prior period analysis is based on the Company's allowance for doubtful accounts model prior to adoption of the new accounting guidance discussed above:

(In 000's)		2020		2019
Balance at beginning of year	$	5	$	-
Provision charged to operations		38		9
Accounts written-off, net of recoveries		(26)		(4)
Balance at end of year	$	17	$	5

Income Tax - The Company is treated as a disregarded entity for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's member. Accordingly, no provision for federal and state income taxes has been made in the accompanying financial statement.

3. CONTRACT BALANCES FROM CONTRACTS WITH CUSTOMERS

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The changes in the receivables during the year are related to services invoiced, payment of invoices and adjustments for impairment of the receivable. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had receivables related to revenue from customers of $2,369,673 at December 31, 2020 and $1,991,760 at January 1, 2020 in relation to investment advisory services billed not collected. The Company had deferred revenue of $48,385 at December 31, 2020 and $58,416 at January 1, 2020 in relation to investment advisory fees billed but the performance obligation has not been satisfied.

4. RELATED PARTY TRANSACTIONS

As of December 31, 2020, the Company's receivable from affiliates balance of $12,395,290 is primarily comprised of an interest bearing account. The Company transfers certain excess operating cash balances on its accounts with a third party bank to an interest bearing account with MMC for cash management purposes. The estimated fair value of the Company's receivable approximates its carrying value.

As of December 31, 2020, the Company's payables to affiliates balance of $3,018,803 primarily represent liabilities for services purchased as well accounts payable invoices and commissions payable to registered representatives paid by MMA on behalf of the Company. Payables to affiliates are settled on a monthly basis.

5. COMMITMENTS AND CONTINGENCIES

The Company has no commitments and contingencies as of December 31, 2020.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, of $5,000, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $7,602,705 which was $7,379,945 in excess of its required net capital requirement of $222,760. The Company's aggregate indebtedness at December 31, 2020 was $3,341,401. The Company's ratio of aggregate indebtedness to net capital was .57 to 1.

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